Exhibit 99.4

4 – NIRE

35300149947

01.02 - HEAD OFFICE ADDRESS

1- Full Address (Street, Number and Complement) AV. ESCOLA POLITÉCNICA,760, 2nd floor			2- District JAGUARÉ
3- Zip Code 05350-901		4- City SÃO PAULO	5- State S.P.
6- DDD (Long distance) 5511	7- Telephone 3718-5301	8- Telephone 3718-5306	9- Telephone 3718-5465	10- Telex
11- DDD (Long distance) 5511	12- Fax 3718-5297		13- Fax 3714-4436	14- Fax

15- E-MAIL

acoes@perdigao.com.br

01.03 - INVESTOR RELATIONS DIRECTOR (Address for correspondence with the company)

1- Name

WANG WEI CHANG

2- Full Address (Place, Number and Complement) AV. ESCOLA POLITÉCNICA,760 - 2nd floor			3- District JAGUARÉ
4- Zip Code (CEP) 05350-901		5- City SÃO PAULO		6- State S.P.
7- DDD (long distance) 5511	8- Telephone 3718-5301	9- Telephone 3718-5306	10- Telephone 3718-5465	11- Telex	12- DDD (long distance) 5511
13- Fax 3718-5297		14- Fax 3714-4436	15- Fax		16- E-MAIL acoes@perdigao.com.br

01.04 - REFERENCE / AUDITOR

Current fiscal year		Current Quarter			Previous Quarter
1- Begin	2- End	3- Quarter	4- Begin	5- End	6- Quarter	7- Begin	8- End
01/01/2005	12/31/2005	2	04/01/2005	06/30/2005	1	01/01/2005	03/31/2005

9- Auditing Company Ernst & Young Auditores Independentes S.S.				10- CVM Code 00471-5
11- Technical in Charge Luiz Carlos Passetti				12- Technical in Charge Taxpayers’ Register 001.625.898-32

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
QUARTERLY INFORMATION – ITR – June 30, 2005
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

01.05 - CURRENT COMPOSITION OF CAPITAL

Number of Shares (units)	1- Current quarter June 30, 2005	2- Previous quarter March 31, 2005	4- Same quarter of previous year June 30, 2004
PAID-UP CAPITAL
1.COMMON	15,471,957	15,471,957	15,471,957
2.PREFERRED	29,180,427	29,180,427	29,180,427
3.TOTAL	44,652,384	44,652,384	44,652,384
IN TREASURY
4.COMMON	7,900	7,900	7,900
5.PREFERRED	135,595	135,595	135,595
6.TOTAL	143,495	143,495	143,495

01.06 – COMPANY PROFILE

1 - TYPE OF COMPANY

Industrial, Commercial and Others

2 - SITUATION

Operational

3 - NATURE OF SHARE CONTROL

National Private

4 - CODE OF ACTIVITY

134 – Participation & Administration

5 -  MAIN ACTIVITY

Holding – Food

6 - CONSOLIDATED TYPE

Total

7 - TYPE OF AUDITOR’S REPORT

No exception

01.07- COMPANIES NOT INCLUDED IN CONSOLIDATED FINANCIAL STATEMENTS

1- ITEM	2- GENERAL TAXPAYERS’ REGISTER	3- NAME

01.08 - DECLARED AND/OR PAID DIVIDENDS DURING AND AFTER THE QUARTER

1- ITEM	2- EVENT	3-APPROVAL DATE	4- DIVIDENDS	5- BEGINNING OF PAYMENT	6- TYPE OF SHARE	7- AMOUNT PER SHARE
01	Ordinary Board of Directors Meeting	06/20/2005	Interest over Company’s capital	08/31/2005	ON	1.0447351400
02	Ordinary Board of Directors Meeting	06/20/2005	Interest over Company’s capital	08/31/2005	PN	1.0447351400

01.09 – PAID-UP CAPITAL AND CHANGES IN THE CURRENT PERIOD

1-ITEM	2-DATE OF CHANGE	3- CAPITAL STOCK	4- AMOUNT	5- SOURCE OF CHANGE	6- QUANTITY OF ISSUED SHARES	7- PRICE OF SHARE IN THE ISSUANCE
		(thousand Reais)	(thousand Reais)		(units)	(Reais)
01	04/29/2005	800,000	310,000	Profit reserve	0	00000000000

01.10 – INVESTOR RELATIONS DIRECTOR

1 - Date	2 - Signature
08/09/2005

02.01- BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 - Code	2 – Description	3 – 06/30/2005	4 – 03/31/2005
1	Total Assets	1,126,673	1,045,899
1.01	Current Assets	56,195	12,025
1.01.01	Cash and Banks	55	205
1.01.02	Credits	0	0
1.01.03	Inventories	0	0
1.01.04	Others	56,140	11,820
1.01.04.01	Dividends and Interest over Company’s capital	38,352	0
1.01.04.02	Recoverable Taxes	17,313	11,515
1.01.04.03	Deferred Taxes	378	110
1.01.04.04	Others	17	35
1.01.04.05	Prepaid Expenses	80	160
1.02	Non-current Assets	412	270
1.02.01	Credits	0	0
1.02.02	Credits with Associates	274	132
1.02.02.01	With Affiliates	0	0
1.02.02.02	With Subsidiaries	274	132
1.02.02.03	With Other Associates	0	0
1.02.03	Others	138	138
1.02.03.01	Deferred Taxes	138	138
1.02.03.02	Other Receivables	0	0
1.03	Permanent Assets	1,070,066	1,033,604
1.03.01	Investments	1,070,066	1,033,604
1.03.01.01	Equity in Affiliates	0	0
1.03.01.02	Equity in Subsidiaries	1,070,058	1,033,596
1.03.01.03	Other Investments	8	8
1.03.02	Fixed Assets	0	0
1.03.03	Deferred	0	0

02.02- BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 - Code	2 - Description	3 – 06/30/2005	4 -03/31/2005
2	Total Liabilities	1,126,673	1,045,899
2.01	Current Liabilities	45,929	761
2.01.01	Short-Term Debt	0	0
2.01.02	Debentures	0	0
2.01.03	Suppliers	2	13
2.01.04	Taxes, Charges and Contribution	1,070	34
2.01.04.01	Tax Obligations	1,070	34
2.01.05	Dividends Payable	44,179	213
2.01.05.01	Dividends Payable	75	75
2.01.05.02	Interest Over Company’s Capital Payable	44,104	138
2.01.06	Provisions	0	0
2.01.07	Debts with Associates	0	0
2.01.08	Others	678	501
2.01.08.01	Payroll	678	501
2.02	Non-current Liabilities	509	509
2.02.01	Long-Term Debt	0	0
2.02.02	Debentures	0	0
2.02.03	Provisions	509	509
2.02.03.01	Provision for Contingencies	509	509
2.02.04	Debts with Associates	0	0
2.02.05	Others	0	0
2.03	Deferred income	0	0
2.05	Shareholders’ equity	1,080,235	1,044,629
2.05.01	Paid-in Capital	800,000	490,000
2.05.02	Capital Reserves	0	0
2.05.03	Revaluation Reserves	0	0
2.05.03.01	Owned Assets	0	0
2.05.03.02	Subsidiaries/Affiliates	0	0
2.05.04	Profit Reserves	172,306	482,306
2.05.04.01	Legal	22,276	39,276
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Profits Realizable	0	0
2.05.04.05	Retained Earnings	0	0

1 - Code	2 – Description	3 - 06/30/2005	4 - 03/31/2005
2.05.04.06	Special for Non-distributed Dividends	0	0
2.05.04.07	Other profit Reserves	150,030	443,030
2.05.04.07.01	Expansion Reserves	150,845	357,928
2.05.04.07.02	Increase Capital Reserves	0	85,917
2.05.04.07.03	Treasury Shares	(815)	(815)
2.05.05	Accumulated Earnings/ Losses	107,929	72,323

03.01 - STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1-Code	2-Description	3-04/01/2005 to 06/30/2005	4-01/01/2005 to 06/30/2005	5-04/01/2004 to 06/30/2004	6-01/01/2004 to 06/30/2004
3.01	Gross Sales	0	0	0	0
3.02	Sales Deductions	0	0	0	0
3.03	Net Sales	0	0	0	0
3.04	Cost of Sales	0	0	0	0
3.05	Gross Profit	0	0	0	0
3.06	Operating Income/Expenses	81,679	154,162	93,979	174,465
3.06.01	Selling Expenses	0	0	0	0
3.06.02	General And Administrative	(1,463)	(2,669)	(1,067)	(2,155)
3.06.02.01	Administrative	(390)	(872)	(339)	(778)
3.06.02.02	Management Compensation	(1,073)	(1,797)	(728)	(1,377)
3.06.03	Financial	1,554	3,226	2,873	4,398
3.06.03.01	Financial Income	1,556	3,384	2,876	4,532
3.06.03.02	Financial Expenses	(2)	(158)	(3)	(134)
3.06.04	Other Operating Income	6	6	0	0
3.06.05	Other Operating Expenses	0	0	0	0
3.06.06	Equity Pick-up	81,582	153,599	92,173	172,222
3.07	Operating Income	81,679	154,162	93,979	174,465
3.08	Non-operating Income	0	(1)	0	0
3.08.01	Income	0	14	0	0
3.08.02	Expenses	0	(15)	0	0
3.09	Income Before Tax and Profit Sharing	81,679	154,161	93,979	174,465
3.10	Current Income Tax and Social Contribution	159	(1)	(4,952)	(5,114)
3.11	Deferred Income Tax and Social Contribution	268	269	41	55
3.12	Statutory Participations/Contributions	0	0	0	0
3.12.01	Profit Sharing	0	0	0	0
3.12.02	Contribution	0	0	0	0
3.13	Reversion of Interest over Company’s Capital	0	0	0	0
3.15	Net Income for the period	82,106	154,429	89,068	169,406
	Number Of Shares (Ex-treasury)	44,508,889	44,508,889	44,508,889	44,508,889
	Profit Per Share	1.84471	3.46962	2.00113	3.80612
	Loss Per Share

04.01 – EXPLANATORY NOTES (IN THOUSANDS OF BRAZILIAN REAIS)

1. BUSINESS CONTEXT

The main activities engaged in by Perdigão S.A. and its subsidiaries (“the Company” or “us”) are the raising, production and slaughter of poultry (chicken, Chester®, turkey and others) and pork; processing and/or sale of meats, frozen pasta, frozen vegetables, and soybean derivatives.

Crossban Holdings GmbH with headquarters in Austria is the Holding Company of the Perdigão’ companies abroad and is responsible for the investments abroad. It fully controls the following operative companies: Perdigão International Ltd., Perdix International Foods Comércio Internacional Lda and Perdigão Ásia Pte Ltd.

Perdigão Agroindustrial S.A. and Perdigão Export Ltd. are directly controlled in full and companies Perdigão UK Ltd., Perdigão Holland B.V., Crossban Holdings GmbH.,  PRGA Participações Ltda. and Perdigão Mato Grosso Ltda., are indirectly controlled in full by Perdigão S.A..

The companies PDA Distribuidora de Alimentos Ltda, Highline International Ltd., Perdigão Trading S.A. and BFF International Ltd. are also wholly owned subsidiaries and are currently non-operative.

On June 20, 2005, the Company acquired, for the amount of R$5,200, one hundred percent (100%) of the capital shares of companies Mary Loize Indústria de Alimentos Ltda. and Mary Loize Indústria e Comércio de Rações Ltda., hereinafter referred to as Perdigão Mato Grosso, both with their headquarters in the city of Nova Mutum, state of Mato Grosso. The total investment forecast for this unit, including the acquisition value, is approximately R$40,000 to be disbursed according to the cash needs for that business; The amount of R$11.442 referring to goodwill was accounted on the acquisition date. The results for the period of ten (10) days ended on June 30, 2005 are consolidated in this quarter information, as well as the consolidated equity balances on this date.

2.         BASIS FOR PREPARATION AND PRESENTATION OF THE FINANCIAL STATEMENTS

The Quarterly Information – ITR, related to the second quarter of 2005, except for the description of the next paragraph, were prepared according to the same accounting practices adopted for the previous quarter, as well as for the fiscal year ended on December 31, 2004. Such Quarterly Information is in accordance with the Corporate Law and supplementary rules of the Brazilian Securities Commission (“Comissão de Valores Mobiliários”) – CVM, and is presented in thousands of Brazilian Reais, except where indicated otherwise.

To better reflect the operating result and its classification in the consolidated statement of income, we have reclassified the effects of gains or losses in the investments abroad from the Equity Pick-up to Financial results (Note 9 and 17).

In order to provide additional information, in Note 18 is presented the Cash Flow, prepared according to the Accounting Norms and Procedures – NPC 20 issued by IBRACON –  the Brazilian Independent Accountants Institute .

3.         MAIN ACCOUNTING PRACTICES

a)         Cash and Banks: Comprises balance of cash in hands and in Banks.

b)        Short and Long Term Investments: Stated at cost, plus income earned and adjusted to market value, if lower, in case of permanent losses (Note 4).

c)         Trade Accounts Receivable: stated net of provision for doubtful accounts, which was constituted based on the analysis of the risks and forecast for their realization, being considered sufficient by the Company management to cover possible losses on receivables (Note 5).

In 2003 the Company created a Credit Rights Investment Fund (Fundo de Investimento em Direitos Creditórios-FIDC), through which it negotiates part of its trade accounts receivable originated in the domestic market.

d)        Translation of Foreign Currency: all assets and liabilities of our foreign subsidiaries are translated to Reais based on the exchange rate used on the closing date of the balance sheets, and all income statements are based on the average monthly rates in force. The gains or losses resulting from this conversion are accounted to net financial income/ (expenses). (Note 17).

The exchange rates in Reais on the closing date of translated balance sheets were as follows:

	06/30/2005	03/31/2005
US$Dollar	2.3504	2.6662
Euro (€)	2.8459	3.4603
Pound (£)	4.2077	5.0451

e)         Inventories: stated at average acquisition or formation costs, not exceeding market value or realizable value. Inventories of grain purchased under a “price to set basis” are stated at their market value on the closing date of the balance sheet, against a provision of the amount payable to the supplier. Grain purchased under a “price to set basis” that are used in the manufacturing process are valued on the date of utilization at their market value and any adjustments made after the utilization date are accounted as income/expenses, against the amount payable to the supplier (Note 6).

f)           Taxes and contributions on income: In Brazil these are the corporate income tax (IRPJ) and the social contribution on net income (CSLL), which are calculated based on taxable income in accordance with legislation and tax rates in effect. Results from subsidiaries abroad are subject to taxation in their respective countries, according to local tax rates and regulations.

Deferred taxes represent income tax losses carry forwards and negative social contribution (CSLL) base, as well as the temporary differences between tax bases and accounting bases. Deferred income tax and social contribution assets and liabilities were recorded in current or noncurrent assets and liabilities according to their probability of realization. When the probability of future utilization of these credits is very remote, a provision is made for recovery of these deferred taxes (Note 8).

g)        Investments in Subsidiaries: are adjusted by the equity method and other investments are stated at acquisition cost,    reduced to market value, when applicable (Note 9).

h)        Property, Plant and Equipment: stated at acquisition or construction cost, monetarily restated until December 31, 1995, and further adjusted by revaluation, based on evaluation reports issued by independent specialists, less accumulated depreciation. Since 1997, according to specific instruction issued by CVM, the Company has capitalized interest incurred in financing the construction of certain qualified assets. Depreciation is determined under the straight-line method, based on the rates set forth in Note 10 (depletion based on utilization), and charged to production costs or directly to operating expenses as the case may be.  Expenditures for maintenance and repairs are charged to income when incurred, except when the maintenance results in increased production capacity or useful life of the asset.

i)            Deferred charges: consist mainly of intangible assets represented by costs incurred during development, construction and implementation of projects that will benefit the results in future years.  Charges will be amortized against result over the estimated period during which these projects are contributing to the company’s income.  Deferred assets include also the goodwill resulting from acquisition of subsidiary Batavo, that was later incorporated to the Company. Goodwill arises from the difference between the amount paid and the book value of the investment and it has been amortized according to rates stated in Note 11.

j)            Provision for contingencies: Calculated based on an analysis of contingencies, taking into account risks and estimates, and its amount is considered sufficient by the Management and its legal advisors to cover probable losses (Note 14).

k)         Derivative Financial Instruments: these are measured using the accrual method and unrealized gains/losses are recorded as short-term debt (Note 12 - current or noncurrent, as the case may be) on the date of each balance sheet. Unrealized and realized gains and losses on such financial instruments are recognized as financial income/expense.

l)            Sales Recognition: in the domestic market income is recognized at the time when the products are delivered. Export sales recognition is on the date of shipment or when ownership title is transferred to customers after their acceptance of the goods.

m)      Profit sharing of management and employees: the employees and Management are entitled to profit sharing based on certain goals, established and agreed upon yearly.  The amount is accrued in the period in which it the goal is attained and profits are achieved.

n)        Shipping and handling costs: refers to storage and freight costs for transportation of finished goods until delivery to customers. Costs incurred related to goods not yet delivered are capitalized as prepaid expenses and recognized as selling expenses upon the actual delivery of the goods to the customer.

o)        Use of estimates: In preparing the financial statements in accordance with accounting practices adopted in Brazil, the Company makes certain estimates and assumptions that affect the reported amounts of assets and liabilities shown in the balance sheet, and the reported amounts of revenues, costs and expenses for the periods presented. Although these estimates are based on management’s best available knowledge of current and expected future events, actual results could differ from those estimates.

p)        Earnings per share: Calculated based on shares outstanding at the balance sheet date.

4.         SHORT AND LONG-TERM INVESTMENTS - CONSOLIDATED

	06/30/2005	03/31/2005
Highly liquid investments maturing in less than 90 days	176,643	149,064
Bank Deposit Certificates – CDB, denominated in Reais maturing in 2005	38,530	36,062
Brazilian Treasury Notes:
• Prefixed and postfixed interest denominated in Dollar, maturing until 2009	95,088	110,423
• Prefixed interest, denominated in Euro, maturing until 2006	4,795	5,668
Fixed Income Funds	26,248	26,360
	341,304	327,577

Short-term	242,799	214,336
Long-term	98,505	113,241

5.         TRADE ACCOUNTS RECEIVABLE- CONSOLIDATED

	06/30/2005	03/31/2005
Short Term
Accounts receivable	466,329	452,300
(-) Advance on Bills of Exchange - ACE	(86,982)	(160,877)
(-) Credit Rights Investment Fund – FIDC	(69,296)	(72,765)
(-) Provision for doubtful accounts	(3,531)	(2,105)
	306,520	216,553
Long-Term
Accounts receivable	22,767	22,928
(-) Provision for doubtful accounts	(11,474)	(11,667)
	11,293	11,261

6. INVENTORIES – CONSOLIDATED

	06/30/2005	03/31/2005
Finished Products	175,739	199,336
Goods in process	23,852	21,632
Raw materials	51,186	27,000
Secondary material and packing	81,580	81,142
Livestock (poultry, turkey and hogs)	258,882	251,186
Advances to suppliers and imports in transit	21,798	9,463
	613,037	589,759

7.                                      RECOVERABLE TAXES

	Parent Company		Consolidated
	06/30/2005	03/31/2005	06/30/2005	03/31/2005
State VAT (ICMS tax)	—	—	41,840	32,646
Income Tax and Social Contribution	17,313	11,515	37,253	44,121
PIS/COFINS	—	—	19,681	14,367
IPI Tax	—	—	6,217	6,212
Others	—	—	1,563	2,299
	17,313	11,515	106,554	99,645

Short-Term	17,313	11,515	72,846	69,871
Long-Term	—	—	33,708	29,774

ICMS – Tax on the Circulation of Goods and Services (State VAT): due to its exporting activities, the Company accumulates tax credits which are offset against tax debts generated by the sales in the domestic market, or transferred to third parties;

Withholding Income Tax and Social Contribution: corresponds to withholding tax on investments and on interest over Company’s Capital by the parent company, as well as payments of IRPJ and CSSL in advance, which are offset against the IRPJ (Corporate Income Tax) and other federal taxes;

PIS/COFINS: credits mainly related to the non-cumulative calculation of the PIS tax, effective since December, 2002 and COFINS, as from February 2004, which are offset against other federal taxes.

8.                                      TAXES AND CONTRIBUTIONS ON INCOME

	Six months ended on:
	Parent Company		Consolidated
	06/30/2005	06/30/2004	06/30/2005	06/30/2004
Profit before Income Tax, social contribution and profit-sharing	154,161	174,465	209,900	208,329
Tax Rate	34%	34%	34%	34%
Expense at normal rate	(52,415)	(59,318)	(71,366)	(70,832)
Adjustment of taxes and contributions on:
Statutory profit sharing	—	—	3,542	6,007
Interest Over Company’s Capital	469	—	15,810	12,543
Equity Pick-up	52,224	58,555	(21,578)	4,230
Difference of tax rates on foreign earnings	—	—	33,068	33,322
Other Adjustments	(10)	(4,296)	(2,406)	(4,871)
Effective benefit expense	268	(5,059)	(42,930)	(19,601)
Current	(1)	(5,114)	(34,574)	(22,815)
Deferred	269	55	(8,356)	3,214

Deferred Income tax and social contribution are as follows:

	Parent Company		Consolidated
	06/30/2005	03/31/2005	06/30/2005	03/31/2005
Tax losses Carry Forwards (IRPJ)	99	—	1,103	6,511
Negative Calculation bases (CSLL)	48	—	3,923	5,762
Temporary differences:
Provision for contingencies	11	11	13,894	15,950
Other temporary differences	358	237	22,936	28,834
Realizable revaluation reserve	—	—	(360)	(381)
Accelerated depreciation, with incentives	—	—	(1,151)	(1,246)
	516	248	40,345	55,430

Current Asset	378	110	10,426	23,030
Non-current Assets	138	138	31,430	34,027
Long-Term Liabilities	—	—	1,511	1,627

The Company Management, expects that deferred tax credits, constituted on tax losses and negative basis of social contribution, should be fully realized in this fiscal year.

Tax credits constituted on the provisions for contingencies will be realized as the lawsuits are finally adjudged and, consequently, there are no estimates for realization; thus, they are classified as long-term.

9.                                      INVESTMENTS IN SUBSIDIARIES

	Perdigão	Perdigão	Total
	Agroindustrial S.A.	Export Ltd.	06/30/2005	03/31/2005
Paid-in capital	780,000	24	—	—
Net income accumulated in the period	153,593	—	—	—
Net Equity of the Subsidiary	1,070,058	—	—	—
Shares owned by Perdigão S.A.	100%	100%	—	—
Investment before equity method	961,579	—	961,579	961,579
Dividends and Interest Over Company’s Capital	(45,120)	—	(45,120)	—
Equity pick-up	153,593	—	153,593	72,011
Donations, subventions and tax incentives	6	—	6	6
Equity method investment	1,070,058	—	1,070,058	1,033,596

10.                               PROPERTY, PLANT AND EQUIPMENT – CONSOLIDATED

	Annual Deprec. Rate. (%)	06/30/2005	03/31/2005
Buildings and betterments	4 to 10	565,398	544,129
Machinery and equipment	10 to 20	661,639	635,811
Electric and hydraulic installations	10	66,339	62,330
Forests and reforestations	Depletion	22,956	21,970
Other	10 to 20	23,911	23,076
Land		87,772	88,069
Construction in Progress		54,453	46,388
Advances to suppliers		16,251	11,975
(Less) Accumulated depreciation		(503,988)	(482,682)
		994,731	951,066

11.                               DEFERRED CHARGES  -  CONSOLIDATED

	Annual Deprec. Rate. (%)	06/30/2005	03/31/2005
Preoperating expenses at the Rio Verde Plant (Goiás)	10	59,354	59,354
Implementation of integrated management systems	20	15,181	14,977
Projects for improvement of administrative processes	—	31,011	22,023
Goodwill on business acquisition (Frigorífico Batávia S.A.)	20	18,888	18,888
Others	Various	14,731	12,556
(-) Accumulated Amortization		(48,114)	(43,994)
		91,051	83,804

12.                               SHORT-TERM DEBT – CONSOLIDATED

Funding Line	Annual Charges (%)	06/30/2005	03/31/2005
Local Currency:
Production	8.75%	99,211	95,895
Working Capital	31.46%	1,608	—
		100,819	95,895
Foreign Currency:
Net Swap Balance	% CDI vs ev (US$and other currencies)	15,407	15,125
		15,407	15,125
Sub-total		116,226	111,020
Current portion of long-term debt		191,407	260,286
Current Debt		307,633	371,306

13.                               LONG-TERM DEBT – CONSOLIDATED

Funding Line	Annual Charges (%)	06/30/2005	03/31/2005
Local Currency:
Working Capital	4.19% (4.01% on 03/31/2005) +TJLP	109,342	128,246
Property, Plant and Equipment	2.08% (2.04% on 03/31/2005) +TJLP	86,372	94,236
Debentures	6.00% + TJLP	48,782	56,061
		244,496	278,543
Foreign Currency: (mainly U.S. dollar)
Working Capital	5.08% (4.52% on 03/31/2005) + e.v. (US$ and other currencies)	223,129	176,949
Export Prepayment	5.08% (5.87% on 03/31/2005) + e.v. (US$)	272,205	185,996
Export Advance Contract (ACC)	3.08% (3.26% on 03/31/2005) + e.v. (US$)	13,439	20,414
Property, Plant and Equipment	10.50% (11.03% on 03/31/2005) + e.v. (US$ and other currencies)	6,332	7,942
		515,105	391,301
Total		759,601	669,844
Current portion of long-term debt		(191,407)	(260,286)
Non-current Debt		568,194	409,558

Long-Term debt has the following maturity dates:

Years	06/30/2005
2006	82,084
2007	93,979
2008	167,514
2009	84,183
2010 to 2043	140,434
568,194

Loans in the amount of R$116,967 (R$120,597 as of March, 31 2005) are guaranteed by chattel mortgage, mortgage and pledge of assets, and the remaining by suretyships offered by Perdigão S.A.

The Company has loans granted by a group of banks for future exports. Customers abroad pay the invoices directly to these banks. These loan agreements have grace periods of 16 to 48 months and their maturity dates are from July/2005 to June/ 2009.

The Company has a loan agreement with International Finance Corporation – IFC, with final maturity on July 15, 2005, for the current amount of R$5,277 (R$5,900 on March 31, 2005). As of June 30, 2005, the Company was in compliance with all contractual clauses related to the following financial indices: i) current liquidity rate: 1.2; ii) long-term loans ratio to shareholders’ equity not higher than 60:40, and iii) coverage rate for debt service not less than 1.25.

The Company issued 81,950 single debentures, fully paid-up between June 30, 1998 and November 21, 2000, to the National Bank for Economic and Social Development (BNDES) at the nominal unit value of R$ 1 and redemption term from June 15, 2001 to June 15, 2010; as of June 30, 2005, 44,342 debentures were redeemed.

Financial liabilities of the Company are guaranteed by R$547,412 (R$607,919 as of March 31, 2005) through guarantees of Perdigão S.A.; R$458,168 (R$467,434 as of March 31, 2005) mortgage of properties and guarantees, R$1,025 (R$207 as of March 31, 2005) fiduciary liens as collateral for loans, financing and debentures and R$82,860 (R$70,175 as of March 31, 2005) in mortgages for other liabilities.

14.                               COMMITMENTS AND CONTINGENCIES  –  CONSOLIDATED

14.1)                       Provision for contingencies

The Company and its subsidiaries are involved in certain legal proceedings arising from the normal course of business, which include civil, administrative, tax, and labor lawsuits.

The Company classifies the risk of adverse sentences in the legal suits as “remote”, “possible” or “probable”.

The provision constituted by the Company in its financial statements relating to such proceedings fairly reflects the probable estimated losses as decided by the Management, based on the analysis of its legal counsel.

It is the Management’s opinion that there is no legal dispute in which the Company or any of its subsidiaries are involved with, or to which any of its assets is subject to, that is not duly provisioned, or which, jointly or individually, may have relevant adverse effects on the operating results or on the Company’s financial situation.

Provisions were constituted as follows:

	06/30/2005	03/31/2005
Tax Contingencies:
ICMS (VAT tax) (a)	3,257	3,484
Income tax and social contribution (b)	39,572	38,622
Others (c)	56,566	58,780
	99,395	100,886
Labor lawsuits (d)	11,740	10,702
Civil, commercial and others:
Indemnity claims – illness or accidents (e)	4,092	4,546
Others (f)	2,214	2,389
	6,306	6,935
	117,441	118,523

a)              Some units of the Company are taking administrative and judicial actions, regarding issues involving some credits; these have been provisioned based on the opinion of the Company’s legal counsel.

b)             Based on an injunction, the Company recognized the special adjustment for inflation for July and August of 1994 (42.76%), when there was a change in the Brazilian currency in use at the time. The Company considered this adjustment for inflation deductible for Income Tax and social contribution calculation purposes, since it was no more than the recovery of inflation losses. However, the Brazilian law has not recognized this loss. This matter has not been reviewed by the Federal Supreme Court, but based on its legal counsel the Company recognized this contingency for its total value.

c)              This refers to the judicial claim against payment of the following taxes: PIS - Programa de Integração Social (a tax charged on financial income to fund social programs) , COFINS - Contribuição para Financiamento da Seguridade Social (a tax charged on financial income to fund social security) and the increase from 2% to 3% in the rate charged on the CPMF –  Contribuição Provisória sobre Movimentação Financeira (Provisional Contribution on Financial Operations) on exports income, INCRA – Instituto Nacional de Colonização e Reforma Agrária, SEBRAE – Serviço Brasileiro de Apoio às Micro e Pequenas Empresas, on payroll, among others. There are 219 lawsuits totaling R$366,659 (218 proceedings for a total of R$333,245 as of March 31, 2005) individual values ranging from R$0.05 to R$40,772 for which provision has been made based on the opinion of the Company’s legal counsel.

d)             The Company and its subsidiaries have 807 individual labor claims in progress totaling  R$168,441 (775 individual claims totaling R$162,111 as of March 31, 2005), mainly related to overtime and salary inflation adjustments demanded for the periods prior to the institution of the Real (R$). Based on past history of payments and on the opinion of the Company’s legal counsel, the provision ofR$11,240 (R$10,702 as of March 31, 2005) is deemed sufficient to cover possible losses.

e)              These are mainly lawsuits relating to occupational diseases or work-related accidents resulting from working in the Company’s plants. Claims total R$56,773 (R$54,648 as of March 31, 2005) and provision will be established after decision at the lower court.

f)                This refers to the following cases: traffic accidents, property damage, physical casualties and others. There are 617 cases totaling R$70,851 with individual amounts up to R$25,196 (606 cases totaling R$70,462 with some individual claims valued at R$25,148 as of March 31, 2005) for which the provision for losses is based on the opinion of our legal counsel. The Company is part of a legal proceeding in which an eventual breach of contractual clause is being discussed and it is still not possible to estimate a value as yet. Management does not expect to incur significant losses.

For all legal disputes currently in progress, the Company and its subsidiaries have escrow deposits totaling R$17,815 (R$16,991 as of March 31, 2005), which are recorded as noncurrent assets.

14.2)                       Contingent Assets

The Company has started legal actions to claim the recovery of various taxes deemed unconstitutional by the Management and our legal counsel. The most relevant claim refers to IPI tax credits. These assets will be recognized by the Company only when a final sentence has been rendered.

14.3)                       Contractual Purchase Commitments

In the ordinary course of business, the Company enters into certain purchase agreements with third parties for acquisition of raw materials, mainly corn, soybeans and hogs. As of June 30, 2005, such firm commitments amounted to R$53,685.

15.                               SHAREHOLDERS’ EQUITY

a)                                      Paid-in Capital

As of June 30, 2005, the capital was represented by 44,652,384 registered, no-par value shares, of which 15,471,957 are common shares and 29,180,427 are preferred shares. Foreign investors hold 33,708 common shares (35,508 on March 31, 2005) and 9,253,091 preferred shares (9,150.816 on March 31, 2005) of which 1,303,460 preferred shares (1,817,160 on March 31, 2005) are represented by 651,730 (908,580 on March 31, 2005) American Depositary Receipts - ADRs.

The Company has 143,495 treasury shares, acquired in previous fiscal years with funds from income reserves, at an average cost of five reais and sixty-eight cents (R$5.68) per share, for future sale or cancellation.

The Company is authorized to increase the capital stock, irrespective of amendment to the bylaws, up to the limit of 60,000,000 shares, of which 20,040,000 are to be common shares and 39,960,000 preferred shares

Preferred shares have priority in any reimbursement of capital in case of liquidation of the Company, but they do not have voting rights. All shares are equally entitled to a minimum dividend of 25% of the net income, adjusted in accordance with legislation. If the Company fails to distribute a minimum dividend of 25% of the net income to the shareholders, the preferred shares shall have the right to a minimum cumulative dividend of RS$0.001 per thousand of shares.

In the Shareholders’ agreement established on October 25, 1994 between the controlling Pension Funds, it was agreed that they would consult each other in advance about exercising their voting rights.

In the General Extraordinary Meeting held on December 17, 2002, “tag along” rights were approved, which give preferred shares the right to be included in a public offering related to the transfer of control, assuring them the minimum price of eighty percent (80%) of the amount paid per voting share of the controlling block of shares.

b)                                     Reconciliation of shareholders´ equity and operating results for the period

The difference between the Parent Company and the Consolidated refers to the elimination of unrealized profit in operations with subsidiaries in the amount of R$1,293 (R$2,717 as of March 31, 2005) in the shareholders equity and R$893 (R$531 as of March 31, 2005) in the fiscal year results.

c) Statements of Changes in Shareholders’ Equity - Consolidated

	Capital Stock	Reserves of Income	Treasury Shares	Accumulated Income	Total
Balance as of Dec, 31,2004	490,000	480,935	(815)	—	970,120
Net income in the Period	—	—	—	155,322	155,322
Capital Increase	310,000	(310,000)	—	—	—
Interest over Company’s Capital	—	—	—	(46,500)	(46,500)
Balance on June 30, 2005	800,000	170,935	(815)	108,822	1,078,942

The Ordinary and Extraordinary General Shareholders Meeting held on April 29, 2005, approved the increase of the Capital Stock from R$490,000 to R$800,000 without issuance of new shares, through the incorporation of the following reserves: Legal Reserve - R$17,000; Reserve for expansion - R$207,083 and Fund for capital increase - R$85,917.

16.                               FINANCIAL INSTRUMENTS AND RISK MANAGEMENT - CONSOLIDATED

a)                                      Overview

In the ordinary course of business, the Company is exposed to market risks related to fluctuations in interest rates, foreign exchange and commodities prices. The Company has established policies and procedures to manage such exposure and may enter into derivative instruments to mitigate these risks impacts. Such procedures include the monitoring of our levels of exposure to each market risk, including an analysis based on  net equity exposure and a forecast of future cash flows.

Following is a summary of the main risks and the related derivatives outstanding:

b)                                     Interest rate risk management

Interest rate risk is the risk whereby the Company may incur economic losses due to adverse changes in interest rates. This exposure to interest rates risk relates mainly to changes in the market interest rates affecting the Company´s assets and liabilities indexed by the LIBOR, TJLP (BNDES - Long-Term Interest Rates) or by the CDI (Interbank Deposit Certificates interest rates).

The Company is exposed also to interest rates risk in the swap contracts that are indexed by the CDI.

c)                                      Exchange rate risk management

Exchange rate risk is the risk that changes in foreign currency exchange rates may cause the Company to incur losses, leading to a reduction in assets or an increase in liabilities amounts. The Company´s primary exposures to foreign currency exchange variations are those of the US dollar, Euro and Pound Sterling against the Real. The Company aims to hedge its exposure to foreign currencies through balancing its non-Reais denominated assets against its non-Reais denominated liabilities and using derivative instruments.

Assets and liabilities denominated in foreign currency:

	06/30/2005	03/31/2005
Cash, and short/ long-term investments	214,485	186,874
Swap agreements (notional amounts)	149,709	127,704
Short and long-term loans	(515,283)	(391,301)
Other operating assets and liabilities	122,191	53,324
	(28,898)	(23,399)

The Company´s outstanding derivative position on June 30, 2005 is as follows:

Instrument	Receivable	Payable	Reference Value	Unrealized Gain (Loss)
Swaps	US$	R$	158,720	(16,062)
Swaps	US$	Euro	8,907	93
Swaps	US$	Pounds	18,333	562
				(15,407)

In the semester ended on June 30, 2005 the losses on derivatives recognized as interest expenses amounted to R$22,833 (income of R$7,664 on June 30, 2004).

d)                                     Commodities risk management

In the normal course of its operations, the Company buys some commodities, mainly (i) grains (corn and soybeans), raw materials used in the preparation of feed, which are the largest individual components of the Company’s cost of sales and (ii) live hogs for slaughtering.

The price of corn and soybeans are subject to volatility resulting from weather conditions, crop yield, transportation and storage costs, governmental agricultural policies, currency exchange rates, and the behavior of the prices of these commodities in the international market, among other factors. The price of hogs purchased from producers is subject to normal market conditions and are affected by internal offer and levels of demand in the international market, among other aspects.

To reduce the impact of an increase in the price of these raw materials, the Company seeks to protect itself in various ways, including through the use of derivative instruments, but it does this mainly by monitoring its inventory levels. The Company has agreements for the purchase of grains on a “price to set basis”.

As of June 30, 2005 there were no commodities derivatives outstanding and during the semester ended on June 30, 2005, we have not entered any derivative agreements involving commodities.

e)                                      Fair value of financial instruments

The following estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data and to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange.

	06/30/2005		03/31/2005
	Book Value	Market Value	Book Value	Market Value
Financial assets:
Short/ long-term investments	341,304	342,870	327,577	325,596
Trade accounts receivable	317,813	317,813	227,814	227,814

Financial liabilities:
Short/Long-term debt	860,420	860,420	765,739	765,739
Trade accounts payable	369,390	369,390	360,629	360,629
Unrealized losses on derivatives	(15,407)	(15,269)	(15,125)	(15,068)

17.                               FINANCIAL INCOME (EXPENSES) NET – CONSOLIDATED

	Six Months Ended
	06/30/2005	06/30/2004
Expenses:
Interest Expense	(72,163)	(100,768)
Exchange Variation	68,535	(13,386)
Financial transactions tax (CPMF)	(10,945)	(10,163)
Other expenses	(260)	1,026
	(14,833)	(123,291)
Income
Interest Income	24,946	52,132
Exchange Variation	(5,409)	64
Gains/losses from translation effects of investments abroad (i)	(63,193)	12,442
Other Income (ii)	11,166	(4,390)
	(32,490)	60,248
Net Financial Income	(47,323)	(63,043)

(i) As described in Note 2, as from this fiscal year we have been classifying the effects of gains/losses in the currency translation of investments abroad as financial income (expense). To allow the comparison between the results of the periods, we reclassified also the results for the period ended on June 30, 2004.

(ii) On June 30, 2005 we recognized interest income in the amount of R$9,901 relative to discount received from payment of long-term liabilities in advance.

18.                               CASH FLOW

	Six Months Period Ended:
	06/30/2005	06/30/2004	06/30/2005	06/30/2004
	Parent Company		Consolidated
OPERATING ACTIVITIES
Net Income for the period	154,429	169,406	155,322	171,060
Adjustments to reconcile net income to net cash generated by operating activities:
Depreciation, amortization and depletion	—	—	54,424	50,035
Amortization of goodwill	—	—	1,889	1,889
Equity Pick-Up	(153,599)	(172,222)	—	—
Gain (loss) on permanent asset disposals	(4)	—	(1,517)	798
Deferred Income Tax	(269)	(55)	8,356	(3,214)
Exchange Variations and Interest	—	—	(18,641)	17,643
Changes in operating assets and liabilities:
Decrease (increase) in:
Trade accounts receivable	—	—	(62,087)	16,458
Notes Receivable	—	—	(1,224)	134
Inventories	—	—	(26,817)	7,586
Recoverable Taxes	(5,320)	(262)	12,882	6,979
Other assets	664	1,238	(20,767)	(7,223)
Increase (decrease) in:
Suppliers	(3)	5	29,680	60,273
Tax Payable	(811)	212	(10,806)	1,010
Payroll and related charges	201	170	18,630	24,582
Provision for contingencies	—	—	5,438	1,071
Profit Sharing	—	—	(13,809)	6,358
Other liabilities	(1,728)	5,502	(1,968)	(44,162)
Net cash from operating activities	(6,440)	3,994	128,985	311,277
CASH PROVIDED BY INVESTMENT ACTIVITIES
Cash investments net of redemption	—	—	67,287	(150,333)
Additions to fixed assets	—	—	(109,154)	(33,124)
Acquisition of Companies - Perdigão Mato Grosso, net of cash acquired	—	—	(2,754)	—
Disposal of fixed assets	—	—	7,259	6,317
Additions to deferred charges	—	—	(22,297)	(6,430)
Interest over Company’s Capital received	45,120	30,600	—	—
Net cash provided by (used in) investing activities	45,120	30,600	(59,659)	(183,570)
CASH FLOWS FROM FINANCING ACTIVITIES
Debt Insurance	—	—	814,025	500,712
Repayment of Debt (principal and interest)	—	—	(845,602)	(584,832)
Dividends and Interest over Company’s Capital paid	(38,686)	(34,522)	(38,686)	(34,522)
Net cash provided by (used in) financing activities	(38,686)	(34,522)	(70,263)	(118,642)
Net increase (decrease) of cash	(6)	72	(937)	9,065
At beginning of the period	61	48	12,349	10,955
At end of the period	55	120	11,412	20,020

19.                               TRANSACTIONS WITH RELATED PARTIES

The main transactions between the Company and related parties that were eliminated from these consolidated financial statements are represented by loans between the Parent Company, Perdigão S.A. and subsidiary Perdigão Agroindustrial S.A. and have been made at usual market conditions and terms as follows: Loan receivable of R$274 (R$132 as of March 31, 2005); Income in the period of R$2.479 (R$4.706 as of June 30, 2004); Expenses during the period of R$10 (R$7 as of June 30, 2004).

20.                               INSURANCE COVERAGE - CONSOLIDATED

The main insurance coverage in effect, considered sufficient to cover possible losses, is as follows: a) named risks, comprising fire, windstorm, lightning, loss of profit, among other risks, on property, plant and equipment and inventories, in the amount of R$1,431,896, b) domestic and international transportation, for which the amounts are calculated based on the registered cargo, and (c) other coverage, including valuables, civil liability and vehicles.

21.                               SUPPLEMENTAL RETIREMENT PLAN

Perdigão – Sociedade de Previdência Privada, (a private pension fund), was organized in April 1997; it is sponsored by Perdigão Agroindustrial S.A., and its purpose is to supplement the official retirement benefits for the employees of the Perdigão Companies.

The plan is a defined-contribution type plan, therefore, the actuarial method used for determination of benefit levels is that of capitalization of the contributions. As of June 30, 2005 the plan had 19,238 (19,339 as of March 31, 2005) participants and net assets of R$73,687 (R$69,906 as of March 31, 2005). The sponsor contributed R$2,383 for the period (R$2,129 as of June 30, 2004), of which R$2,115 refers to the basic contribution (R$1,872 as of June 30, 2004) and R$268 for past services (R$257 as of June 30, 2004). Current balance of the commitment undertaken at the beginning of the plan arising from past services on behalf of beneficiaries is R$6,180, (R$6,418 as of March 31, 2005), adjusted by the general price index (IGP-DI). This amount shall be paid in the maximum period of 20 years as from the date of the beginning of the plan.

The assets of the plan consist of fixed and variable income funds, shares, debentures and other securities, totaling R$73,707 (R$68,911 as of March 31, 2005).

The contributions, on average, are divided on the basis of 2/3 for the sponsor and 1/3 for the participants, and the actuarial calculations are made by independent actuaries, in accordance with the regulations in force.

In addition to the supplemental retirement plan, the Company offers to its employees at the time of their retirement, other benefits such as health care plans for a determined period and permanent life insurance.

22.                               SUBSEQUENT EVENT

On July 12, 2005 the Company sold the assets of its soya crushing and oil refining unit located in Marau, Rio Grande do Sul. The disposal of these assets occurred concurrently with the agreement by the Company to withdraw from this market, leasing our trademarks, Borella and Perdigão, for a seven-year period. During this negotiation the Company also signed an exclusive soya meal purchase agreement, for some of its animal feed plants, at market conditions and prices.

BOARD OF DIRECTORS

Chairman	Eggon João da Silva
Vice-Chairman	Francisco Ferreira Alexandre
Board Members	Adézio de Almeida Lima
Wilson Carlos Duarte Delfino
Francisco de Oliveira Filho
Jaime Hugo Patalano
Luís Carlos Fernandes Afonso

FISCAL COUNCIL*	Gerd Edgar Baumer
Luciano Carvalho Ventura
Vanderlei Martins
Almir de Souza Carvalho
Marcos Antonio Carvalho Gomes

*With Attributions of Audit Committee

EXECUTIVE BOARD

Chief Executive Officer	Nildemar Secches
Chief Financial Officer	Wang Wei Chang
Chief Operating Officer	Paulo Ernani de Oliveira
Business Development Director	Nelson Vas Hacklauer
Supply Chain Director	Wlademir Paravisi
Technology Director	Luiz Adalberto Stábile Benicio
Marketing Director	Antonio Zambelli

Itacir Francisco Piccoli
Accountant – CRC –1SC005856/O-0 S - SP

05.01 COMMENT ON THE COMPANY’S PERFORMANCE DURING THE QUARTER

See chart 08.01 for comments.

06.01 - BALANCE SHEET – CONSOLIDATED ASSETS (IN THOUSANDS OF REAIS)

1- Code	2- Description	3- 06/30/2005	4- 03/31/2005
1	Total Assets	2,669,346	2,473,447
1.01	Current Assets	1,338,909	1,192,664
1.01.01	Cash, Banks and Investments	254,211	228,400
1.01.01.01	Cash and Banks	11,412	14,064
1.01.01.02	Short-Term Investments	242,799	214,336
1.01.02	Credits	306,520	216,553
1.01.02.01	Trade Accounts Receivable	306,520	216,553
1.01.03	Inventories	613,037	589,759
1.01.04	Others	165,141	157,952
1.01.04.01	Recoverable Taxes	72,846	69,871
1.01.04.02	Deferred Taxes	10,426	23,030
1.01.04.03	Notes Receivable	11,682	12,787
1.01.04.04	Others	38,268	19,522
1.01.04.05	Prepaid Expenses	31,919	32,742
1.02	Non-current Assets	232,775	245,416
1.02.01	Credits	11,293	11,261
1.02.01.01	Trade Accounts Receivable	11,293	11,261
1.02.02	Credits with Associates	0	0
1.02.02.01	With Affiliates	0	0
1.02.02.02	With Subsidiaries	0	0
1.02.02.03	With Other Associates	0	0
1.02.03	Others	221,482	234,155
1.02.03.01	Cash Investments	98,505	113,241
1.02.03.02	Taxes Receivable	33,708	29,774
1.02.03.03	Deferred Taxes	31,430	34,027
1.02.03.04	Notes Receivable	39,453	39,466
1.02.03.05	Legal Deposits	17,815	16,991
1.02.03.06	Others	571	656
1.03	Permanent Assets	1,097,662	1,035,367
1.03.01	Investments	11,880	497
1.03.01.01	Equity in Affiliates	0	0
1.03.01.02	Equity in Subsidiaries	0	0
1.03.01.03	Other Investments	11,880	497
1.03.01.03.01	Interest Through Fiscal Incentives	74	74
1.03.01.03.02	Other Investments	364	423
1.03.01.03.03	Tax Incentive Interest	11,442	0
1.03.02	Fixed Assets	994,731	951,066
1.03.03	Deferred Charges	91,051	83,804

06.02 - BALANCE SHEET – CONSOLIDATED LIABILITIES (IN THOUSANDS OF REAIS)

1 - Code	2 - Description	3 - 06/30/2005	4 - 03/31/2005
2	Total Liabilities	2,669,346	2,473,447
2.01	Current Liabilities	898,925	882,139
2.01.01	Short-Term Debt	307,633	371,306
2.01.02	Debentures	0	0
2.01.03	Suppliers	369,390	360,629
2.01.04	Taxes and Contribution	35,220	27,583
2.01.04.01	Tax Obligations	35,220	27,583
2.01.05	Dividends Payable	44,179	213
2.01.05.01	Dividends Payable	75	75
2.01.05.02	Interest Over Company’s Capital Payable	44,104	138
2.01.06	Provisions	0	0
2.01.07	Debts with Associates	0	0
2.01.08	Others	142,503	122,408
2.01.08.01	Payroll and Related Charges	104,955	89,710
2.01.08.02	Profit Sharing Payable	18,345	15,380
2.01.08.03	Other Obligations	19,203	17,318
2.02	Non-current Liabilities	691,479	549,396
2.02.01	Long-Term Debt	568,194	409,558
2.02.02	Debentures	0	0
2.02.03	Provisions	117,441	118,523
2.02.03.01	Provision for Contingencies	117,441	118,523
2.02.04	Debts with Associates	0	0
2.02.05	Others	5,844	21,315
2.02.05.01	Taxes and Social Obligations	4,333	19,688
2.02.05.02	Deferred Taxes	1,511	1,627
2.03	Deferred income	0	0
2.04	Minority Interest	0	0
2.05	Shareholders’ equity	1,078,942	1,041,912
2.05.01	Paid-in Capital	800,000	490,000
2.05.02	Capital Reserves	0	0
2.05.03	Revaluation Reserve	0	0
2.05.03.01	Owned Assets	0	0
2.05.03.02	Subsidiaries/ Affiliates	0	0
2.05.04	Profit Reserves	171,013	479,589

06.02 - BALANCE SHEET – CONSOLIDATED LIABILITIES (IN THOUSANDS OF REAIS)

1 - Code	2 - Description	3 - 06/30/2005	4 - 03/31/2005
2.05.04.01	Legal	22,276	39,276
2.05.04.02	Statutory	0	0
2.05.04.03	For Contigencies	0	0
2.05.04.04	Profits Realizable	0	0
2.05.04.05	Retained Earnings	0	0
2.05.04.06	Special for Non-distributed Dividends	0	0
2.05.04.07	Other Profit Reserves	148,737	440,313
2.05.04.07.01	Expansion Reserves	150,845	357,928
2.05.04.07.02	Increase Capital Reserves	0	85,917
2.05.04.07.03	Treasury Shares	(815)	(815)
2.05.04.07.04	Unrealized Profit	(1,293)	(2,717)
2.05.05	Accumulated Earnings/ Losses	107,929	72,323

07.01 - CONSOLIDATED STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - Code	2 - Description	3-04/01/2005 to 06/30/2005	4-01/01/2005 to 06/30/2005	5- 04/01/2004 to 06/30/2004	6- 01/01/2004 to 06/30/2004
3.01	Gross Sales	1,483,222	2,854,799	1,377,562	2,611,789
3.01.01	Domestic Market	731,622	1,444,929	653,031	1,306,937
3.01.02	Exports	751,600	1,409,870	724,531	1,304,852
3.02	Sales Deductions	(171,645)	(339,745)	(157,850)	(306,676)
3.03	Net Sales	1,311,577	2,515,054	1,219,712	2,305,113
3.04	Cost of Sales	(943,020)	(1,817,312)	(864,835)	(1,644,313)
3.05	Gross Profit	368,557	697,742	354,877	660,800
3.06	Operating Income/Expenses	(245,903)	(487,151)	(247,286)	(450,787)
3.06.01	Selling Expenses	(211,866)	(403,491)	(186,804)	(357,477)
3.06.02	General and Administrative	(15,517)	(31,045)	(14,588)	(28,459)
3.06.02.01	Administrative	(12,591)	(26,155)	(12,614)	(24,758)
3.06.02.02	Management Fees	(2,926)	(4,890)	(1,974)	(3,701)
3.06.03	Financial	(15,786)	(47,323)	(45,022)	(63,043)
3.06.03.01	Financial Income	(51,238)	(32,490)	34,237	60,248
3.06.03.02	Financial Expenses	35,452	(14,833)	(79,259)	(123,291)
3.06.04	Other Operating Income	11	226	73	81
3.06.05	Other Operating Expenses	(2,745)	(5,518)	(945)	(1,889)
3.06.06	Equity Pick-up	0	0	0	0
3.07	Operating Income	122,654	210,591	107,591	210,013
3.08	Non-operating Income	(1,015)	(691)	(846)	(1,684)
3.08.01	Income	3,964	8,813	6,765	9,048
3.08.02	Expenses	(4,979)	(9,504)	(7,611)	(10,732)
3.09	Income Before Tax and Profit Sharing	121,639	209,900	106,745	208,329
3.10	Current Income Tax And Social Contribution	(16,755)	(34,574)	(5,577)	(22,815)
3.11	Deferred Income Tax and Social Contribution	(15,085)	(8,356)	(104)	3,214
3.12	Statutory Participations/Contributions	(6,269)	(11,648)	(10,324)	(17,668)
3.12.01	Profit Sharing	(6,269)	(11,648)	(10,324)	(17,668)
3.12.01.01	Management Profit Sharing	(900)	(1,672)	(2,293)	(3,775)
3.12.01.02	Employees’ Profit Sharing	(5,369)	(9,976)	(8,031)	(13,893)
3.12.02	Contribution	0	0	0	0
3.13	Reversion of Interest over Company’s Capital	0	0	0	0
3.14	Minority Interest	0	0	0	0
3.15	Net Income for the period	83,530	155,322	90,740	171,060
	Number Of Shares (Ex-treasury)	44,508,889	44,508,889	44,508,889	44,508,889
	Earnings Per Share	1.87670	3.48968	2.03869	3.84328
	Loss Per Share

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER PERDIGÃO COMPANIES MANAGEMENT REPORT – SECOND QUARTER 2005

Perdigão S.A.

Stock Exchange
Ticker Symbols:

BOVESPA:
PRGA4 – Preferred
PRGA3 - Commom
Level I – Corporate
Governance

NYSE:
PDA
ADR level II

Wang Wei
Chang
CFO

Investor
Relations
Av.Escola Politécnica 760
05350-901 São Paulo SP
Phone: 55 11 37185301
Fax 55 11 37185297

E-mail:
acoes@perdigao.com.br

www.perdigao.com.
br/ri/eng

Perdigão is one of
the largest Latin
American food
companies and one
of the biggest
processing meat in
the world.
The Company
exports its products
for more than 100
countries.

Dear Shareholders,

Export volume grew more than 20% compared with the same quarter last year, reflecting stronger growth in traditional markets and the Company’s success in breaking into new markets and in expanding its portfolio. The domestic market showed some improvement – which we hope can be sustained –, reporting an 8.8% growth in sales volume.

Gross sales increased 7.7%, impacted by good volume although export revenue in local currency was affected by the strong appreciation in the Real against the US dollar.

The Company reported better operating margins in 2Q2005 in relation to 1Q2005 due to improvements in operating efficiency, with increased gains in scale and reduced costs, thus offsetting a less than favorable scenario caused by currency pressures.

Perdigão sought to ensure continued growth by pressing forward with its strategy of expanding capacity and increasing investments. These included the acquisition of a poultry slaughtering plant located in the agricultural frontier region in the state of Mato Grosso.

(The variations mentioned in this report are comparisons between 2Q05 and 2Q04, or accumulated data for 1H05 against 1H04)

OPERATING AND FINANCIAL HIGHLIGHTS – SECOND QUARTER 2005

•                  Gross sales of R$1.5 billion, a 7.7% increase;

•                  Growth of 15.2% in sales volume of frozen and chilled products;

•                  Domestic sales were 12% higher, with an 8.8% increase in sales volume of frozen and chilled products;

•                  Exports of frozen and chilled products grew 20.5% by volume with revenues 3.7% higher, accounting for 57.3% of net sales;

•                  Sales of higher value-added products increased 13.2% in revenues and 16.2% in volume;

•                  Gross profit amounted to R$ 368.6 million, a 3.9% increase on a gross margin of 28.1%;

•                  EBITDA reached R$ 166.9 million due to a good sales performance and well managed costs, productivity and expenses, translating into an EBITDA margin of 12.7%;

•                  Net income was R$ 83.5 million, 7.9% lower, representing a net margin of 6.4%.

•                  Perdigão’s shares posted an average daily trading volume of US$ 3.4 million, an increase of 154%.

HIGHLIGHTS - R$ million	2Q05	2Q04	% Ch.	YTD. 05	YTD. 04	% Ch.
Gross Sales	1,483.2	1,377.6	7.7	2,854.8	2,611.8	9.3
Domestic Market	731.6	653.0	12.0	1,444.9	1,306.9	10.6
Exports	751.6	724.5	3.7	1,409.9	1,304.9	8.0
Net Sales	1,311.6	1,219.7	7.5	2,515.1	2,305.1	9.1
Gross Profit	368.6	354.9	3.9	697.7	660.8	5.6
EBIT	141.2	153.5	(8.0)	263.2	274.9	(4.2)
Net Income	83.5	90.7	(7.9)	155.3	171.1	(9.2)
EBITDA	166.9	178.7	(6.6)	314.2	325.0	(3.3)
EPS*	1.9	2.0	(7.9)	3.5	3.8	(9.2)
Frozen and Chilled products (thousand tons)	314.8	273.2	15.2	603.8	535.3	12.8

*Earnings per share (in Reais), excluding treasury shares.

EBITDA

R$ million

SECTORIAL PERFORMANCE

Exports

According to the Brazilian Association of Chicken Producers and Exporters (Abef), Brazilian exports of poultry meat rose 19.5% in the first half of 2005, reaching 1.35 million tons compared with the same period in 2004. Brazil continues to lead the world as the principal player in the international market. The country’s exports of pork meat also increased by 29% to

292,000 tons in the same period based on data from the Brazilian Pork Meat Industry and Exporters Association (Abipecs).

Domestic Consumption

AC Nielsen data for the Brazilian market recorded volume growth of 9.7% in the consumption of specialty meats and 17.3% for pizzas for the sixth month period ending June 2005. Frozen meat products increased by 9.7%, while the pasta segment jumped 14.5%, based on accumulated data to the end of May 2005. However, this growth still has yet to consolidate, partly due to the weak recovery in real incomes during 2005 and also partly to the significant increase in personal credit - collateralized against payroll – which has raised the consumption of durable goods to the detriment of disposable income.

Raw Materials

Among the main sources of sales costs, especially notable was a more plentiful supply of soybeans on the world market associated with a strong Real. As a result, first half 2005 average prices in the domestic market traded lower than those prevailing in 2004. It is estimated that average prices for 2005 as a whole will be some 15% lower than the average for 2004. While the corn crop registered a similar trend in the international market, a poor harvest saw Brazil transformed from an exporter to a net importer. Forecasts are that acquisition costs of corn will average approximately 5% higher than in 2005 compared with last year.

INVESTMENTS AND PROJECTS

In 2005, investments in permanent assets are planned at around R$ 290 million and encompass the following main items:

•                  Expansion of poultry and pork meat production and processing at the Rio Verde agroindustrial complex in the state of Goiás;

•                  Beginning of construction work on the installations of the new Mineiros industrial unit, also in the state of Goiás, focused on the production of special poultry (turkey and chester®);

•                  Expansion, modernization and upgrading of industrial plants in the states of Santa Catarina, Rio Grande do Sul and Paraná;

•                  Improvements in infrastructure and logistics;

•                  The acquisition on June 20 2005, of the Mary Loize poultry slaughtering facility (now renamed Perdigão Mato Grosso), in Nova Mutum-MT, at an investment worth approximately R$ 40 million. The plant currently slaughters 60,000 chickens/day but has an installed capacity for 120,000 chickens/day. The facility also has a hatchery, animal feed plant, a poultry breeding farm, grain silos and a soybean roasting installation. This acquisition is designed to help meet the growing demand for chicken exports.

Capital expenditures during the quarter were 186% higher than for the same quarter in 2004, amounting to R$ 55.4 million and R$ 114.4 million in the semester, or 39.4% of the total investments planned for the year.

The major Distribution Centers (DCs), which are designed to absorb the production flow from the industrial complexes in Santa Catarina and Rio Grande do Sul and facilitate the preparation of deliveries to regional DC’s throughout the country, are to operate as follows: Videira-SC (already in operation), with a capacity of 5,800 pallet bin positions – 3,900 for frozen and the remainder for chilled products, and Marau-RS (to begin operations in August), with 4,700 pallet bins positions – equivalent to 3,500 tons of products.

The CSP – Shared Services Center was officially opened on July 12 at an investment of about R$ 20 million, centralizing on Itajaí in the state of Santa Catarina important administrative services previously dispersed to various regions of the country. These services involve the following corporate areas of the Company: Finance, Controllers Office, Human Relations, Information Technology (IT), Supply Area and Sales Support.

OPERATING PERFORMANCE

Production

The output of frozen and chilled products increased by 11.9% in the quarter and by 11.3% in the semester, allowing sales volumes to exceed forecasts. This growth was driven by investments in installed capacity expansion, improved agricultural productivity and the launching of new products, mainly higher value-added items (specialty and frozen meats), to meet export demand.

Production	2Q05	2Q04	% Ch.	YTD. 05	YTD. 04	% Ch.
Poultry Slaughter (million heads)	128.9	122.1	5.5	252.1	240.9	4.6
Hog Slaughter (thousand heads)	868.1	784.5	10.7	1,728.5	1,523.4	13.5
Poultry Meats (thousand tons)	177.6	159.0	11.7	342.5	315.7	8.5
Pork/Beef Meats (thousand tons)	126.7	112.9	12.3	252.8	219.2	15.3
Total Meats (thousand tons)	304.3	271.9	11.9	595.3	534.9	11.3
Other Processed Products (thousand tons)	6.2	4.8	31.2	11.2	9.2	22.2
Feed and Premix (thousand tons)	758.3	724.1	4.7	1,486.8	1,435.7	3.6
Onde-day Chicks (million units)	135.1	127.0	6.3	263.7	251.1	5.0
Soybean Crushing (thousand tons)	140.4	158.0	(11.1)	249.6	284.8	(12.4)
Degummed Oil (thousand tons)	24.3	28.1	(13.4)	43.8	50.7	(13.7)
Refined Oil (thousand tons)	20.2	18.3	10.5	34.5	33.9	1.7

Domestic Market

Domestic sales in the quarter amounted to R$ 731.6 million, a 12% increase. Total frozen and chilled volume reached 134,691 tons, 8.8% more than the second quarter in 2004.

In-natura meat products recorded an increase of 27.9% in sales revenue and 24.4% in volume because of improved demand for poultry meat in the quarter.  However, domestic sales in the same quarter in 2004 were lackluster in contrast to strong export demand. Sales of pork meat to the domestic market continued on a downward trend due to the need to divert production to fulfill export orders.

Elaborated/processed products posted a growth of 13.3% in sales revenue and 7.3% in volume, driven by demand for frozen and specialty meats, mainly specialty poultry products, which increased 18.5% in revenue and 11.6% in sales volume.

The growth in higher value-added items is due especially to the sale of specific seasonal products for this time the year when temperatures are lower and consumption of heated foods rises. A component part of this category, namely other processed products, including pastas and pizzas, posted increases of 15.6% in sales revenue and  11.1% by volume.

	Tons (thousand)			Sales (R$ million)
Domestic Market	2ºQ05	2ºQ04	% Ch.	2ºQ05	2ºQ04	% Ch
In-Natura	13.5	10.8	24.4	53.9	42.1	27.9
Poultry	11.2	7.9	42.3	43.3	29.9	44.8
Pork / Beef	2.2	2.9	(24.2)	10.6	12.2	(13.3)
Elaborated/Processed (meats)	115.0	107.3	7.1	530.3	468.8	13.1
Other Processed	6.3	5.6	11.1	48.2	41.7	15.6
Total Frozen and Chilled	134.7	123.8	8.8	632.4	552.7	14.4
Soybean Products	45.1	42.7	5.7	68.6	70.8	(3.0)
Others	—	—	—	30.6	29.6	3.3
Total	179.8	166.5	8.0	731.6	653.0	12.0
Total Elaborated/Processed	121.2	113.0	7.3	578.5	510.5	13.3

	YTD. 05	YTD. 04	% Ch.	YTD.05	YTD. 04	% Ch.
In-Natura	26.0	22.7	14.5	104.3	85.7	21.6
Poultry	21.0	16.3	29.2	83.6	62.0	34.8
Pork / Beef	5.0	6.5	(22.4)	20.7	23.8	(12.7)
Elaborated/Processed (meats)	228.5	216.4	5.6	1,070.9	949.2	12.8
Other Processed	12.4	10.8	14.0	94.9	80.4	18.0
Total Frozen and Chilled	266.9	250.0	6.8	1,270.1	1,115.4	13.9
Soybean Products	79.1	77.9	1.5	114.7	130.3	(12.0)
Others	—	—	—	60.2	61.3	(1.9)
Total	345.9	327.8	5.5	1,444.9	1,306.9	10.6
Total Elaborated/Processed	240.8	227.2	6.0	1,165.8	1,029.6	13.2

The domestic market generated R$ 1.4 billion of first half sales, 10.6% more than the same period last year, recording a 6.8% increase in volumes of frozen and chilled products.

Average prices for the quarter, also reflecting an improvement in mix, increased by 5.9% and in the semester by 7.4%, thus covering increases in average costs of 5.4% in the quarter and 6.4% in the semester.

The institutional and wholesale segments posted higher growth than the other distribution channels, as can be seen in the following pie charts:

Distribution Channels

(in revenues)

The following products were launched in the quarter: colonial sausages, chicken bologna sausage bolognella, mini salami, chicken lasagna in tomato sauce, rump steak flavored hamburger, vegetable patitas, manioc croquettes, carrot burger - all Perdigão branded items. The Company also launched the following products with the Batavo brand: bologna sausage without lard pieces, smoked freski breast, pizza baiana (with cheese, pepper, sausage and onion), colonial salami, mini cheese bread and chicken hamburger (institutional).

The Company increased its market share by 50 basis points for specialty meats, by 510 basis points for pastas and 120 basis points for pizzas in the final two-month period surveyed in relation to the immediately preceding two months. There was a slight decline of 20 basis points in frozen meats.

Exports

Perdigão reported an increase of 20.5% in frozen and chilled volumes in the second quarter of 2005 on the back of growth in traditional markets and the opening up of new ones. In the light of the good performance recorded for the same quarter of 2004 due to surging demand for Brazilian meat products, this was a particularly gratifying performance. It contributed to partially offsetting the squeeze on margins caused by the appreciation in the average Real/US dollar exchange rate of 20.6% in the quarter, compared to the same quarter in 2004, resulting in a growth of only 3.7% in export revenues in Reais totaling R$ 751.6 million.

	Tons (thousand)			Sales (R$ million)
Exports	2Q05	2Q04	% Ch.	2Q05	2Q04	% Ch.
In-Natura	150.9	133.0	13.5	600.0	590.0	1.7
Poultry	119.7	110.3	8.5	440.3	481.2	(8.5)
Pork / Beef	31.2	22.6	37.7	159.6	108.8	46.8
Elaborated / Processed (meats)	29.1	16.4	77.4	149.5	133.0	12.5
Total Frozen and Chilled	180.1	149.4	20.5	750.3	723.5	3.7
Total	180.2	149.6	20.5	751.6	724.5	3.7
Total Elaborated/Processed	29.2	16.5	77.4	150.3	133.5	12.6

	YTD. 05	YTD. 04	% Ch.	YTD. 05	YTD. 04	% Ch.
In-Natura	286.0	255.4	12.0	1,127.1	1,062.9	6.0
Poultry	229.8	216.5	6.1	833.8	882.4	(5.5)
Pork / Beef	56.2	38.9	44.4	293.3	180.4	62.6
Elaborated / Processed (meats)	50.7	29.8	69.9	279.1	239.9	16.3
Total Frozen and Chilled	337.0	285.3	18.1	1,408.2	1,303.7	8.0
Total	337.2	285.6	18.1	1,409.9	1,304.9	8.0
Total Elaborated / Processed	51.0	29.9	70.3	281.2	240.9	16.7

With the added value generated from the enhanced sales of specialty and frozen meat products, elaborated and processed meats recorded a good performance with a growth of 77.4% in sales volume and 12.6% in sales revenue.

Bearing in mind the significant appreciation in the local currency in relation to the dollar which adversely impacted average prices in Reais, the Company reported the following performance in its main markets during the quarter:

•                  Europe – a 31.2% increase in sales volume with an enhanced value-added mix, principally driven by processed products, although sales revenue increased by only 4.6% and this due to price increases announced at the end of the semester.
•                  Far East – 15.1% higher in volume and a fall of 11.3% in revenues. In spite of demand, average prices in dollars were lower in Japan, compared to those prevailing in the same period in 2004, due to the effects of the avian influenza outbreak at that time.
•                  Middle East – 2.4% higher in sales volume and a 9.7% decline in sales revenue, despite improved prices.
•                  Eurasia – a growth of 24.7% and 32.8% in volume and sales revenue, respectively, mainly due to higher export volumes of pork meat and an improved sales mix, on the back of increased prices.
•                  Africa and Other Countries – Growth in sales volume of 75.4% and 44.2% in revenue with an increase in specialty meats.

Exports by Region

(% of Net Sales)

Average prices climbed by about 5.1% in dollars (FOB), a reflection of market performance and the improvement in the portfolio. In Reais, however, there was a fall of 14% because of the quarter-on-quarter appreciation of the Real against the US dollar of more than 20%. A fall of 6.9% in average costs contributed to offsetting  the loss in export revenues in Reais.

The Company reported total first half exports equivalent to R$ 1.4 billion, 8% more than in the first semester 2004. Frozen and chilled product sales volume increased by 18.1% from a strong comparative base in the preceding year. Average dollar prices rose 7.1% (FOB), partially offsetting the fall in average prices in Reais of 8.5% (when set against a 15.5% appreciation in the exchange rate during the period). Average costs during the period were 4.4% lower.

ECONOMIC AND FINANCIAL PERFORMANCE

Net Sales

Net sales reached R$ 1.3 billion, 7.5% higher in the quarter and R$ 2.5 billion in the semester, a first half growth of 9.1%. Both results reflect a good sales performance, mainly in terms of volume, which rose 15% in the second quarter alone.

DS - Domestic Sales

E - Exports

The accumulated relative share of higher value-added products (elaborated/processed) increased from 43.8% to 45.9% of net sales, a growth of 13.9% in net sales revenue and 13.5% in volume in the semester.

Cost of Sales

The Company reported a reduction in fixed costs because of favorable sales combined with improved productivity due to a good performance from the agribusiness sector.  Grain prices also eased in relation to the same quarter in 2004, limiting the increase in the cost of sales to 9%. On the other hand, rising costs exceeded the increase in quarterly sales due to the price of live hogs purchased from third parties, 17.9% higher, collective wage agreements and to increased prices of secondary raw materials.

Compared with the first quarter 2005, grain prices generated greater cost pressure in the production chain cycle (consumed by free ranging livestock), although the live hog prices on the spot market tumbled by 18%, contributing to the Company being able to hold its margins.

In the semester, the cost of sales totaled R$ 1.8 billion against R$ 1.6 billion in the previous year, an increase of 10.5%, not totally offset by the growth in sales, because of local currency appreciation against the US dollar.

Gross Profit and Gross Margin

Due to the foregoing factors, the gross margin was 28.1% against 29.1%, with a growth in gross profits of 3.9%, totaling R$ 368.6 million. Gross profit in the semester was R$ 697.7 million, 5.6% higher, with a gross margin of 27.7% against 28.7% recorded in the same period in 2004, when performance was especially favored by foreign exchange rate movements.

Operating Expenses

Operating expenses amounted to 17.3% of net sales against 16.5% in the same quarter in 2004, increasing by 12.9%. Selling expenses were largely impacted by logistics costs following the expansion in distribution channels. In the semester, operating expenses rose 12.6%, increasing from 16.7% to 17.3% of net sales.

Operating Income

The operating income before financial expenses amounted to R$ 141.2 million, a decline of 8% and equivalent to an operating margin of 10.8%. This is considered positive performance for the segment, mainly when set against the significant impact of the foreign exchange rate appreciation on results and contrary to 2004 when the Real registered a devaluation against the US dollar.

First half operating income reached R$ 263.2 million, a fall of 4.2%, and translating into a net margin of 10.5% against 11.9% for the preceding year.

Financial Results

Financial expenses posted a 64.9% reduction in the quarter, benefiting from the favorable impact of exchange movements on Perdigão’s net foreign currency denominated debt and the discount obtained on the prepayment of long-term liabilities. On the other hand, a reduction in cash investments resulted in a decrease of financial income.

On June 30 2005, net accounting debt stood at R$ 523.1 million, 1.8% higher than the same period in 2004. The annualized net debt/EBITDA ratio was 0.8 times.

R$ Million	On June 30, 2005			On June 30, 2004
Debt	Short - Term	Long - Term	Total	Total	% Ch.
Local Currency	180.6	164.8	345.3	650.5	(46.9)
Foreing Currency	127.1	403.4	530.5	677.2	(21.7)
Gross Debt	307.6	568.2	875.8	1,327.7	(34.0)
Cash Investments
Local Currency	137.9	—	137.9	557.2	(75.3)
Foreing Currency	116.3	98.5	214.8	256.5	(16.3)
Total Cash Investments	254.2	98.5	352.7	813.7	(56.7)
Net Accounting Debt	53.4	469.7	523.1	514.0	1.8
Exchange Rate Exposure - US$ million			(12.3)	(37.9)	—

Net Income and Net Margin

Net income of R$ 83.5 million can be considered positive in the light of the adverse foreign exchange movement in the quarter. The result is symptomatic of the Company’s capacity to manage costs and expenses, as well as good sales performance and the success in increasing the added value of its product mix. Net margin was 6.4% against 7.4% for the same quarter in 2004. The first half net margin fell from 7.4% to 6.2% in the first half, with a net income of R$ 155.3 million, representing a fall of 9.2%.

EBITDA

Operating cash generation as measured by EBITDA was R$ 166.9 million, 6.6% lower in the quarter and equivalent to an EBITDA margin of 12.7%. In the half-year, EBITDA – Earnings Before Interest, Taxes, Depreciation and Amortization was R$ 314.2 million, 3.3% down, with an EBITDA margin of 12.5%. The breakdown of this result is shown below:

EBITDA		2º Quarter			1º Half
R$ million		2005	2004	% Ch.	2005	2004	% Ch.
	Operating Income Bef. Finan. Exp.	141.2	153.5	-8.0%	263.2	274.9	-4.2%
(+)	Depreciation, amortization, and depletion	28.5	26.0	9.3%	56.3	51.9	8.5%
(±)	Other Operating Results	(2.7)	(0.9)	213.5%	(5.3)	(1.8)	192.7%
=	EBITDA	166.9	178.7	-6.6%	314.2	325.0	-3.3%

SHAREHOLDERS’ EQUITY

Shareholders’ Equity totaled R$ 1.1 billion against R$ 884.2 million, 22.0% higher than the same first six-month period in 2004, registering an annual return of 32%.

On July 12 2005, Perdigão signed an commercial operating agreement with Bunge Alimentos for the sale of the Marau-RS soybean crushing and oil refining unit’s assets. The unit has a daily capacity to process a thousand tons of soybeans. The agreement also involves the licensing of the Perdigão and Borella soybean oil brands to Bunge. For a seven year period, Bunge is to supply soybean meal to Perdigão’s animal feed plants in Catanduvas (SC), Marau and Gaurama (RS).  The transaction is part of Perdigão’s objective of focusing on its core business of food production. The Marau operation accounted for about 3% of the Company’s sales and will have no impact on operating results.

STOCK MARKET

The average daily financial volume traded during the year amounted to US$ 3.3 million, reaching US$ 4.0 million/daily in the month of June, including both domestic and international market trading. The volume accounted for 54% of the food sector’s entire financial volume on the Bovespa.

Perdigão’s shares posted an appreciation of 6.8% in the quarter while the Bovespa Index fell 5.9%, on a share volume 77% higher in the quarter and 22.9% up for the semester. For the first six months ending June, the shares fell 4%, closely tracking the decline in the Ibovespa – a reflection of the current political crisis, which has reduced capital markets activity.

ADRs rallied by 23% in the quarter and reported a 6.6% increase in the first half as a whole, compared with a decline of 2.2%  and 4.7%, respectively in the Dow Jones Index. Trading volumes in ADRs were 52% higher in the quarter and 18.2% up for the semester.

PRGA4	2Q05	2Q04	YTD. 05	YTD. 04
Share Price - R$*	55.00	30.08	55.00	30.08
Traded Shares (Volume)	8.7 million	4.9 million	18.1 million	14.8 million
Performance	6.8%	(2.0)%	(4.0)%	21.8%
Bovespa Index	(5.9)%	(4.5)%	(4.4)%	(4.9)%
IGC (Brazil Corp. Gov. Index)	(4.5)%	(2.0)%	(1.5)%	(3.6)%

PDA	2Q05	2Q04	YTD. 05	YTD. 04
Share Price - US$*	47.10	19.33	47.10	19.33
Traded ADRs (Volume)	597.7 thousand	393.3 thousand	1.3 million	1.1 million
Performance	23.0%	(9.0)%	6.6%	11.4%
Dow Jones Index	(2.2)%	0.7%	(4.7)%	(0.2)%

* Closing Price

Over the twelve-month period ending June 2005, both the Company’s shares and ADRs also outperformed the market in the period as shown in the following graphs:

SOCIAL BALANCE

As at June 30 2005, the Company had a workforce of 32,755, an increase of 10.4%, compared to the same quarter of the previous year and representing the  creation of 3,100 new job opportunities. These additional employees were mainly allocated to new industrial units where output is being expanded. Also included in these numbers are an additional 495 employees resulting from the acquisition of Frigorífico Mary Loize. Since this acquisition occurred late in the quarter, the main efficiency indicators registered a slight decline as shown in the following table.

Main Indicators	06.30.05	06.30.04	% Ch.
Number of Employees	32,755	29,667	10.4
Net Sales per Employee/year - R$ thousands	153.6	155.4	-1.2
Productivity per Employee (tons/year)	37.1	36.8	0.8

Up to the end of June 2005, the Company invested R$ 38.6 million in fringe benefits and social programs, a 23.2% increase. Investments in the environmental area were R$ 4.2 million, 17.9% higher.

Accumulated added value was R$ 895.4 million, 8.7% more than for the same half year in 2004.

Distribution of Added Value

Perdigão was selected as an Excellence in Social Management company following a broad-based survey carried out by Editora Expressão.  The Company was ranked at the stage 4 level – the most advanced, encompassing the following pillars of social responsibility: values, transparency and governance, in-house public, environment, suppliers, consumers and customers, community as well as the government and society.

The Company again received the Fritz Muller Prize (for the fifth time and third consecutive year), awarded by Fatma and the Santa Catarina state government. This year’s prize was in recognition of the Company’s maintenance of the Natureza Viva environmental reserve located in the downtown area of the city of Videira-SC.

CORPORATE GOVERNANCE

Investors

The Company seeks to project an institutional image in line with its policy of transparency. During the quarter, Perdigão held public presentations for investors and capital markets’ analysts sponsored by Apimec-SP (Association of Capital Markets Investment Analysts and Professionals – São Paulo), an European road show and Conference Calls with Financial Institutions. This was in addition to the traditional one-on-one meetings at the Company and the participation in various capital market events.

As a result of the excellent return and value-added provided to investors in 2004, the Company received the following recognition:

•                  As the company that provided the best return to investors in the food sector, awarded by the Estado News Agency, also being classified among the ten best companies in Brazil.

•                  Entrepreneurial Excellence Prize – food sector, based on an evaluation by IBRE – Brazilian Institute of Economics of the Getulio Vargas Foundation (FGV), and awarded by the Conjuntura Econômica Magazine.

•                  GVA 50 Ranking – awarded by FGV – Best GVA in the consumer goods and retail category and ranked third in the nationwide survey.

•                  Platinum List 2005 – the fifth best in domestic ranking out of the 200 best listed Brazilian companies and the first in the food sector based on a survey by Economática and published in Forbes-Brasil;

A further important classification was the honorable mention in the Grand Prix awards for the best Investor Relations programs (non-Ibovespa companies-IR-Awards). In this same category, the executives in the Investor Relations area were winners of the Best Investor Relations Executive Prize awarded by IR Magazine.

Shareholder Remuneration

On June 20 2005, the Board of Directors approved a payout to be distributed to shareholders from August 31 2005 for a gross value of R$ 1.04473514 per share, subject to income tax of 15% in the form of interest on  capital totaling R$ 46.5 million - to be incorporated as part of the Company’s mandatory dividend for 2005.

Audit Committee

In June 2005, the Board of Directors also approved the appointment of the financial specialist in line with the requirements of the Sarbanes Oxley Act, as well as the President of the Fiscal Council from among the councilors elected by the Ordinary and Extraordinary General Meetings of April 29 2005. The members of the Fiscal Council have the functions ascribed to the Audit Committee.

Consultancy Fees

The amount paid for consultancy services to Ernst & Young for international tax planning advice totaled R$ 122,200 in the first six months of 2005, corresponding to approximately 0.2 times the audit fees.

OUTLOOK

In 2005, the Company is forecasting growth of over 9% in frozen and chilled sales volume, with the introduction of new value-added products, these once again recording two-digit incremental growth.

While the domestic market has seen more promising growth in the second quarter, current purchasing power, employment prospects and the ready availability of consumer credit for durable goods, has meant that disposable income has been diverted to other economic sectors to the detriment food products. For this reason, we are forecasting lower growth volumes in frozen and chilled products to the domestic market of between 7% and 8%.

Our outlook for exports is a growth of between 12% and 15% in volume, based on an excellent first half performance and buoyant demand for the remainder of the year.

We have altered our capital expenditures forecast, which is based on the generation of sustainability and value for the Company, guidelines which have been fundamental to our growth for more than a decade now.

São Paulo, August 2005.

Eggon João da Silva	Nildemar Secches
Chairman	Chief Executive Officer

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

PERDIGÃO S.A. PUBLIC COMPANY - CNPJ 01.838.723/0001-27
Consolidated Financial Statements for the Period Ended
June 30, 2005 and 2004
(in thousands of Brazilian Reais, in accordance with Corporate Law)

Balance Sheet

	06.30.05	06.30.04
Assets	2,669,346	2,913,561
Current Assets	1,338,909	1,683,552
Noncurrent Assets	232,775	261,714
Permanent	1,097,662	968,295
Investments	11,880	478
Property, Plant and Equipment	994,731	896,473
Deferred Charges	91,051	71,344
Liabilities and Shareholders’ Equity	2,669,346	2,913,561
Current Liabilities	898,925	1,464,978
Long-Term Liabilities	691,479	564,336
Shareholders’ Equity	1,078,942	884,247
Capital Stock Restated	800,000	490,000
Reserves	172,306	284,582
Retained Earnings	106,636	109,665

Income Statement

	2 Q05	2 Q04%		1º Half 05	1º Half 04%
Gross Sales	1,483,222	1,377,562	7.7	2,854,799	2,611,789	9.3
Domestic Sales	731,622	653,031	12.0	1,444,929	1,306,937	10.6
Exports	751,600	724,531	3.7	1,409,870	1,304,852	8.0
Sales Returns	(171,645)	(157,850)	8.7	(339,745)	(306,676)	10.8
Net Sales	1,311,577	1,219,712	7.5	2,515,054	2,305,113	9.1
Cost of Sales	(943,020)	(864,835)	9.0	(1,817,312)	(1,644,313)	10.5
Gross Profit	368,557	354,877	3.9	697,742	660,800	5.6
Operating Expenses	(227,383)	(201,392)	12.9	(434,536)	(385,936)	12.6
Operating Income Bef. Finan. Exp.	141,174	153,485	(8.0)	263,206	274,864	(4.2)
Financial Expenses, net	(15,786)	(45,022)	(64.9)	(47,323)	(63,043)	(24.9)
Other Operating Results	(2,734)	(872)	213.5	(5,292)	(1,808)	192.7
Income from Operations	122,654	107,591	14.0	210,591	210,013	0.3
Nonoperating Income	(1,015)	(846)	20.0	(691)	(1,684)	(59.0)
Income Before Taxes	121,639	106,745	14.0	209,900	208,329	0.8
Income Tax and Social Contribution	(31,840)	(5,681)	460.5	(42,930)	(19,601)	119.0
Employees/Management Profit Sharing	(6,269)	(10,324)	(39.3)	(11,648)	(17,668)	(34.1)
Net Income	83,530	90,740	(7.9)	155,322	171,060	(9.2)
EBITDA	166,915	178,658	(6.6)	314,227	324,980	(3.3)

All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to changes.

09.01 - INTERESTS IN SUBSIDIARIES AND/OR AFFILIATES

1- ITEM	2- AFFILIATE/COLIGATE NAME	3- GENERAL TAXPAYERS’ REGISTER	4- NATURE OF SHARE CONTROL	5-% CAPITAL	6-% INVESTOR NET EQUITY
7- TYPE OF COMPANY		8- NUMBER OF SHARES HELD ON CURRENT QUARTER (Units)		9- NUMBER OF SHARES HELD ON LAST QUARTER (Units)

01	PERDIGÃO AGROINDUSTRIAL S.A.	86.547.619/0001-36	Private Subsidiary	100.00	100,00
Industrial, Commercial and Others			46,150,563		46,150,563

02	PERDIGÃO EXPORT LTD.	—	Private Subsidiary	100.00	0.00
Industrial, Commercial and Others			10,000		10,000

16.01 – OTHER RELEVANT INFORMATION

SHAREHOLDERS’ COMPOSITION

1) Shareholders’ composition on 06.30.05

Shareholders	Common shares	%	Preferred shares	%	Total	%
Controlling shareholders	12,326,660	79.67	9,015,124	30.89	21,341,784	47.80
Management:
Board of Directors (*)	1,568,431	10.14	1,825,312	6.26	3,393,743	7.60
Executive Officers	—	—	2	—	2	—
Fiscal Council	—	—	12	—	12	—
Treasury shares	7,900	0.05	135,595	0.46	143,495	0.32
Other shareholders	1,568,966	10.14	18,204,382	62.39	19,773,348	44.28
Total	15,471,957	100.00	29,180,427	100.00	44,652,384	100.00
Shares outstanding	3,137,397	20.28	20,029,708	68.64	23,167,105	51.88

(*) Including Weg S.A. and Eggon João da Silva Adm. Ltd.

2) Shareholders’ composition on 06.30.04

Shareholders	Common shares	%	Preferred shares	%	Total	%
Controlling shareholders	12,326,661	79.67	9,661,085	33.11	21,987,746	49.24
Management:
Board of Directors (*)	1,568,431	10.14	1,825,312	6.26	3,393,743	7.60
Executive Officers	—	—	2	—	2	—
Fiscal Council	—	—	12	—	12	—
Treasury shares	7,900	0.05	135,595	0.46	143,495	0.32
Other shareholders	1,568,965	10.14	17,558,421	60.17	19,127,386	42.84
Total	15,471,957	100.00	29,180,427	100.00	44,652,384	100.00
Shares outstanding	3,137,396	20.28	19,383,747	66.43	22,521,143	50.44

(*) Including Weg S.A. and Eggon João da Silva Adm. Ltd.

3) Shareholders’ composition with more than 5% of voting capital on 06.30.05:

	Common shares	%	Preferred shares	%
Previ – Caixa Prev. Func. Bco. Brasil	2,865,317	18.52	3,972,428	13.61
Fun. Telebrás Seg. Social – Sistel	2,766,914	17.88	134,689	0.46
Petros – Fund. Petrobrás Seg. Soc.	2,255,562	14.58	3,212,161	11.01
Fapes (Fund. Assist. Prev. Social)–BNDES	2,040,984	13.19	—	—
Weg S.A. (*)	1,566,862	10.13	1,768,172	6.06
Real Grandeza Fundação de APAS	1,579,469	10.21	—	—
Bradesco Vida e Previdência S.A. (*)	1,369,767	8.85	529,730	1.82
Valia – Fund. Vale do Rio Doce	303,609	1.96	1,544,786	5.29
Previ-Banerj	514,805	3.33	151,060	0.52
Sub-total	15,263,289	98.65	11,313,026	38.77
Others	208,668	1.35	17,867,401	61.23
Total	15,471,957	100.00	29,180,427	100.00

(*) Shareholders that are not part to a Shareholders’ Agreement.

4) Holders of more than 5% of voting capital till the person level:

Weg S.A. (thousand of shares)

	Common shares	%	Preferred shares	%
Weg Participações e Serviços S.A.(a)	279,445	97.03	32,011	9.71
Others	8,555	2.97	297,616	90.29
Total	288,000	100.00	329,627	100.00

Weg Participações e Serviços S.A. (a) (thousand of shares)

	Common shares	%	Preferred shares	%
Tânia Marisa da Silva	6,192	6.58	—	—
Décio da Silva	6,192	6.58	—	—
Solange da Silva Janssen	6,192	6.58	—	—
Katia da Silva Bartsch	6,192	6.58	—	—
Marcia da Silva Petry	6,192	6.58	—	—
Miriam Voigt Schwartz	10,318	10.96	—	—
Valsi Voigt	10,318	10.96	—	—
Cladis Voigt Trejes	10,318	10.96	—	—
Diether Werninghaus	7,791	8.28	—	—
Martin Werninghaus	7,791	8.28	—	—
Heide Behnke	7,791	8.28	—	—
Others	8,844	9.38	—	—
	94,131	100.00	—	—

Bradesco Vida e  Previdência S.A.

	Common shares	%	Preferred shares	%
Bradesco Seguros S.A. (b)	145,773	100.00	—	—
Total	145,773	100.00	—	—

Bradesco Seguros S.A. (b)

	Common shares	%	Preferred shares	%
Banco Bradesco S.A. (c)	625,344	99.44	—	—
Others	3,527	0.56	—	—
Total	628,871	100.00	—	—

Banco Bradesco S.A. (c)

	Common shares	%	Preferred shares	%
Cidade de Deus Cia. Comercial de Participações (d)	118,517,427	47.96	529,371	0.22
Fundação Bradesco	34,167,133	13.82	10,921,440	4.46
Banco Bilbao Vizcaya Argentaria S.A.*	12,366,285	5.00	12,253,536	5.01
Banco Espírito Santo S.A.	16,377,413	6.63	278,321	0.11
Others	65,714,928	26.59	220,807,271	90.20
Total	247,143,186	100.00	244,789,939	100.00

* Domicilied abroad

Cidade de Deus Cia. Comercial de Participações (d)

	Common shares	%	Preferred shares	%
Nova Cidade de Deus Participações S.A. (e)	2,333,056,605	44.43	—	—
Fundação Bradesco	1,724,997,712	32.85	—	—
Lia Maria Aguiar	417,744,408	7.96	—	—
Lina Maria Aguiar	442,193,236	8.42	—	—
Others	332,631,968	6.34	—	—
Total	5,250,623,929	100.00	—	—

Nova Cidade de Deus Participações S.A. (e)

	Common shares	%	Preferred shares	%
Fundação Bradesco	91,340,406	46.30	209,037,114	98.35
Elo Participações S.A. (f)	105,932,096	53.70	—	—
Caixa Beneficente dos Func. do Bradesco	—	—	3,511,005	1.65
Total	197,272,502	100.00	212,548,119	100.00

Elo Participações S.A. (f)

	Common shares	%	Preferred shares	%
Lázaro de Mello Brandão	6,769,981	5.63	—	—
Others	113,556,200	94.37	63,696,077	100.00
	120,326,181	100.00	63,696,077	100.00

5) Shareholders’ composition of controlling shareholders, executive officers and fiscal council on 06.30.05:

	Common shares	%	Preferred shares	%
a) Controlling shareholders	12,326,660	79.67	9,015,124	30.89
b) Executive officers and Fiscal Council (*)	1,568,431	10.14	1,825,326	6.25

b.1) Executive Officers and Fiscal Council

	Common shares	%	Preferred shares	%
Board of Directors – Direct participation	162	0.00	39,140	0.13
Board of Directors – Indirect participation (*)	1,568,269	10.14	1,786,172	6.12
Executive Officers	—	—	2	0.00
Fiscal Council	—	—	12	0.00

(*) Indirect participations of board members through Weg S.A. and Eggon João da Silva Adm. Ltd.– 10.14% of the common shares and 6.12% of the preferred shares.

Free Float shares

On 06.30.05 there were 23,167,105 free float shares, 51.88% of total issued, an amount of 3,137,397 common shares and 20,029,708 preferred shares, representing 20.28% and 68.64%, respectively.

17.01 – SPECIAL REVIEW REPORT

1 – TYPE OF OPINION

UNQUALIFIED OPINION

2 – OPINION

To the Managers and Shareholders of

Perdigão S.A.

1) We have executed a special review of the Quarterly Information (ITR) of PERDIGÃO S.A. and subsidiaries for the period ended June 30, 2005, comprising the balance sheet, the statement of income, the performance report and relevant information, presented in thousands of Brazilian Reais and elaborated in accordance with accounting practices adopted in Brazil.

2) Our special review has been executed in accordance with the specific rules set forth by the Brazilian Institute of Independent Accountants (IBRACON) jointly with the Federal Accountants Council, and consisted mainly of: (a) questioning and discussion with the officers in charge of the accounting, financial and operating areas of the Company as to the main criteria adopted for preparation of the Quarterly Information; and b) review of the information and subsequent events influencing or which might have a relevant influence on the Company’s financial situation and operations.

3) Based on our special review, we are not aware of any material modification which might be effected as to the previously mentioned Quarterly Information, in order to make them in accordance with accounting practices adopted in Brazil, compliance with the rules issued by the Securities Commission – CVM, specifically applied in the preparation of the compulsory Quarterly Information.

4) Our review was conducted in order to issue a report of the special review of the Quarterly Information (ITR) referred in the first paragraph. The Cash Flow information, elaborated in accordance with accounting practices adopted in Brazil, is stated in the Explanatory Note number 18 in order to provide additional information about the Company, even though it is not required as part of the Financial Information. This additional Financial Information has been submitted to audit procedures described in the second paragraph and we are not aware of any material modification which might be effected to present the Quarterly Information appropriately in all its relevant aspects jointly analyzed.

São Paulo, July 22nd, 2005

ERNST & YOUNG AUDITORES INDEPENDENTES S.S.

CRC-2-SP-015.199/O-6

Luiz Carlos Passetti

Accountant – CRC-1-SP-144343/O-3-T-SC-S-SP